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                 August 20, 2023

       Ed Clissold
       General Counsel
       Park City Group, Inc.
       5282 South Commerce Drive, Suite D292
       Murray, Utah 84107

                                                        Re: Park City Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2023
                                                            File No. 333-273940

       Dear Ed Clissold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at (202) 551-3887 or Jan Woo at
(202) 551-3453 with any
       questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Daniel W. Rumsey